Exhibit 99.48

Consent of David Laing

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in the Registration Statement on Form 40-F of Equinox Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ David Laing
David Laing, BSc, MIMMM

Dated: September 9, 2019